ORPC Investment Opportunity Summary

June 2019



 *Improving people's lives, and their environment, through sustainable energy solutions*

Legal Disclaimers

This Confidential Investor Presentation (this "Presentation") is being provided to the addressee for informational purposes only and may not be distributed by the addressee to any individual or entity without the prior approval from Ocean Renewable Power Company, Inc. ("ORPC"). Any reproduction of this Presentation, in whole or in part, or the divulgence of any of its contents, without prior written consent of ORPC is prohibited. The information set forth in this Presentation is confidential and proprietary to ORPC.

This Presentation shall not constitute an offer to sell, or a solicitation of any offer to buy, any securities described or referenced herein in any jurisdiction in which such offer or solicitation is not authorized and, in particular, shall not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States of America or to or for the benefit of any United States persons. Any such offer to sell, or solicitation of an offer to buy, will be made only to accredited investors (as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act")) by delivery at the time of such offer or solicitation of offering documents which will contain such information as is necessary and appropriate to lawfully permit such offer or solicitation in compliance with applicable securities laws, including without limitation the Securities Act and state securities laws.

Forward Looking Statements

This Presentation contains forward-looking statements about ORPC, including statements relating to management's current objectives and plans, future economic performance, and industry and market trends and conditions. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those described herein. These risks and uncertainties include, among other: economic, business and political conditions in the United States and abroad; intensity of competition; changes in customer demand; costs and results of future capital expenditures and financing efforts; changes in applicable federal, state and local laws and regulations; innovations and changes in technology; risks that closing of the transaction to raise capital is substantially delayed or does not occur at all. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. ORPC does not assume any obligation to update the information contained in this Presentation.

ORPC



Executive Summary



Business Plan Update Since Launch

Due to increased market interest in RivGen® Power Systems and cost savings from delaying TidGen® rollout until 2022, ORPC's near term revenue has gone up and development costs have gone down.



Forecast RivGen® Sales



TidGen® Development Spending

As a result, ORPC's funding need has decreased from $25MM to $7.5MM

ORPC

Investment Opportunity Overview

Global Market Opportunity

- Strong worldwide demand for renewable energy coupled with major shift to renewable energy powered microgrids
- Distinct advantages (opportunities) vs. solar and wind
- Early market opportunity with limited competition

High Value Solution

- Proven, patented marine renewable energy (MRE) technology provides predictable, affordable, zero carbon microgrid solution
- Leasing option makes it easy to acquire
- Minimal environmental, viewshed, navigation or land use impact

Investment Considerations

- Scalable business with steep revenue growth potential
- Motivated, seasoned management with achievable profitability plan
- Identified sales prospects leading to profitability within 2 years

ORPC

ORPC Power Systems

- Built around ORPC's proprietary and proven core technology, the turbine generator unit or "TGU"

- Highly adaptable, modular TGU adapted for river and tidal applications.



TidGen®
2022 Rollout



RivGen®
2019 Rollout

Shown in relative scale

ORPC

Immediate Market: Remote Communities



- Globally, 2 billion mostly indigenous people live in remote communities with no access to traditional energy infrastructure
  - 700 million have electricity but rely solely on very costly diesel power generation
- No regional power grids or fuel pipelines
- Many communities in a sustainability crisis, very high energy costs stifle economic development
- Diesel generation too expensive and too risky to their environment
- No major infrastructure exists, power systems must be easy to install
- Remote community microgrids are outdated, need updating
- Most remote communities are located on or near viable tidal or river current resources suitable for ORPC power systems.
- Remote mining, eco resort and other facilities face similar challenges.

www.orpc.co

CONFIDENTIAL & PROPRIETARY

ORPC

Solution to Remote Communities' Energy Issue

Highest value solution for remote communities is a smart microgrid powered by a RivGen® Power System

- A RivGen® powered smart microgrid can eliminate the need for diesel generators.

- RivGen® provides baseload (firm) power.

- Energy storage and smart controls allow incorporation of intermittent sources like wind and solar.



ORPC

Projected RivGen® Sales (Customers Identified)



Summary of Projections:
- *Profitable in 2021 from RivGen® sales to identified customers*
- *$99MM RivGen® sales, $39MM gross margin thru 2023*

www.orpc.co

CONFIDENTIAL & PROPRIETARY

ORPC



Market Opportunity



Lower Cost of Energy than Diesel
New Diesel Generators vs. ORPC MRE Power systems

While the cost of diesel generation will increase over time, RivGen® LCOE costs are forecast to decline as experienced in the wind and solar industries.



Renewable Source	Ten-Year Cost Reduction (%)
Solar	85%
Wind	60%
MRE (projected)	70%

Projected Levelized Cost of Energy (LCOE) from ORPC Power Systems



Estimated Total Global Addressable Market



433 GW
Theoretical

103 GW
Extractable

46 GW
Today

Note: One RivGen® generates between 35 and 80 Kw

Theoretical 433 GW
- River 183 GW
- Tidal 238 GW
- Ocean Current 12 GW

Extractable 103 GW
(assumes 5% to 50% of theoretical can be extracted)
- River 41 GW
- Tidal 55 GW
- Ocean Current 6 GW

Addressable Today 46 GW
(considers existing demand)
- River 2 GW (40,000 RivGen®)
- Tidal 37 GW (120,000 TidGen®)
- Ocean Current 6 GW

Addressable Market Today represents $478 billion ORPC revenue potential



Remote Community Market in North America

Segmented by price of electricity



ORPC Competitive Today

Note: One RivGen® generates between 35 and 80 kW.

- 482 remote communities across North America rely on diesel for power needs.
- 60 million gallons of diesel per year consumed for electricity generation in these communities.
- Fuel transportation and storage logistics cause very high delivered cost of diesel (up to $7.00/gal.)
- Analysis excludes expected annual load growth of 2.4%

ORPC offers a competitive zero carbon microgrid solution today to communities with energy costs above $0.60/kWh, which represents $3.9 billion in revenue potential from sales of ORPC power systems.

www.orpc.co

CONFIDENTIAL & PROPRIETARY

Major Contributor to a Carbon-free future

Assuming 100% capture of today's addressable market (46GW), ORPC power systems could reduce global carbon emissions by a cumulative total of 1.6 billion metric tons of carbon dioxide equivalents by 2050, equivalent to:



Carbon Dioxide Equivalent Emissions Avoided by Region

Millions metric tons CO_2e

- North America 418
- South America 65
- Europe 642
- Asia and Southeast Asia 543



Taking **354 million** passenger vehicles off the road

or



Conserving **3.8 billion** barrels of oil

or



Retiring **428** coal-fired power plants

ORPC

Sales and Revenue Projections





ORPC Revenue Model

ORPC plans to derive revenues from 3 primary sources:

- Sales of ORPC power systems
  - Systems to be sold at a substantial margin over production cost
  - ORPC anticipates that margin (percentage) will increase over time
- Sales of project development and ongoing technical services
  - Project development can include site assessment and design, permitting, project management, training, etc.
  - Technical services can include operations monitoring, predictive maintenance, maintenance management, etc.
- Technology licensing
  - Licensing of technology to third parties
  - Technology licensing within joint ventures

Investments made in projects and revenues received through project ownership are not included in projections.



ORPC

ORPC Near Term RivGen® Sales Process


Desktop Study
Feasibility Assessment
Project & Business Validation
Project Execution
Month
Go / No-Go : **LOI** (exclusive and confidential)
0
First velocity and depth measurement, large area
Electrical grid infrastructure, demand, consumption, projection
Environmental context evaluation
Economic preliminary analysis using HOMER
Go / No-Go : **LOC** (pending final terms and conditions)
+ 3 to 4
Deeper analysis of velocity and bathymetry
Soil characterization
Mooring characterization and power cable specifications
Grid characterization and power production
Environmental studies and permit process
Final Business model construction
Go / No-Go : **Contract** award (lease agreement or PO)
+ 10 to 14

ORPC Device Sales Projections thru 2025



CONFIDENTIAL & PROPRIETARY

Financial Projections thru 2025



2-YearBudget Projections

- Based on delay in TidGen® procurement until late 2021, updated RivGen® sales projections, adding needed staff, and providing for working capital, and contingency

- Total 2-year budget (1/1/19 to 1/1/21) is $19.7MM

Source	Amount
Carryover from 2018	$1.5MM
Committed Investment	$1.0MM
Drawdown from Grants	$3.3MM
RivGen® Sales & Services	$6.4MM
New Investment Needed	$7.5MM
Total	$19.7MM

Total Need of $7.5 Million

- Cash flow breakeven projected to occur by end of 2020

ORPC

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